Exhibit 99.1

Coalition, Including Eco Wave Power, Chosen as a Finalist in EDA’s Build Back Better Regional Challenge

The Los Angeles Economic Development Corporation will help build blue and green economies in LA.

Stockholm, Sweden – January 18, 2022 - Eco Wave Power Global AB (publ) (Nasdaq First North: ECOWVE, Nasdaq U.S.: WAVE) (“Eco Wave Power”), a leader in the production of clean electricity from ocean and sea waves, is proud to announce they have been selected as a finalist as part of coalition with other regional stakeholders in the $1 billion Build Back Better regional challenge, led by the Los Angeles County Economic Development Corporation (LAEDC).

At the time of the U.S. Economic Development Administration’s (the “EDA”) announcement, Los Angeles Mayor Eric Garcetti said, “LAEDC and its community partners are doing such important work to ensure a robust and equitable economic recovery from the pandemic. This coalition embodies the spirit and innovation of our region, and I wish them success as they continue on to the second phase of this competition.”

The EDA Challenge is assisting communities nationwide by accelerating economic recovery from the coronavirus pandemic and building local economies that will be resilient to future economic shocks. The Build Back Better Regional Challenge is the largest economic development initiative in decades from the U.S. Department of Commerce.

As a finalist, the coalition has been awarded $500,000 to further develop plans for several coordinated projects to advance more equitable and sustainable growth in the region. The coalition will advance to Phase 2 and compete for up to $100 million in American Rescue Plan funding to develop and scale blue and green growth innovations within the Goods Movement Ecosystem (GME) in Southern California. This next step includes a proposal for the implementation of a first of its kind, wave energy pilot system at AltaSea at the Port of Los Angeles (“AltaSea”), a nonprofit dedicated to accelerating scientific collaboration, advancing an emerging blue economy, and inspiring the next generation, all for a more sustainable, just, and equitable world.

Inna Braverman, founder and CEO of Eco Wave Power, stated, “We are very proud to take part in the coalition led by LAEDC. We believe that we can significantly assist with its mission of leveraging the innate convergence of blue and green economies at the Port of Los Angeles and beyond to grow new jobs and enterprises for the region, while improving the environment and increasing the resilience of America’s leading trade gateway. We are excited to enter Phase 2 of the program by implementing our innovative technology on AltaSea’s premises in the Port of Los Angeles. This project will be the first-time clean electricity is sent from ocean waves to the Los Angeles power grid.

LAEDC assembled and facilitated a regional coalition of area stakeholders from government, business, nonprofits, and academia. In addition to Eco Wave Power, stakeholders include AltaSea at the Port of Los Angeles; The City of Los Angeles, led by the office of Mayor Eric Garcetti and the City Council; the Economic and Workforce Development Department (EWDD); LA Department of Water and Power (LADWP); Public Works; LA Department of Transportation; the Port of Los  Angeles; Toyota Motor North America; Shell; Los Angeles Cleantech Incubator (LACI); Urban Movement Labs (UML); Santa Monica College; the Los Angeles Regional Strong Workforce Consortium of 19 area community colleges; the Entrepreneur Education Center, Inc. (EECI) in South LA; the Long Beach Economic Partnership; and PledgeLA.

The EDA received 529 applications from regions in all 50 states and five territories, and the 60 finalists represent regions that formed extraordinary coalitions, demonstrated regional needs, and presented bold proposals to grow their target industry clusters. Ranging from rural communities and coastal towns to major metros, the finalists make up a diverse cross-section of the U.S.

For the official press release in AltaSea’s website please see the following link: LAEDC’s Stephen Cheung On LA’s “Blue-Green” Build Back Better Regional Grant Challenge - AltaSea

For the full list of members in the LAEDC-Led coalition please see the attached PDF, which does not constitute a part of this press release.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart, and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power’s project in Gibraltar has received funding from the European Union Regional Development Fund and the European Commission’s Horizon 2020 framework program. The company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

For more information, please contact:

Inna Braverman, CEO
inna@ecowavepower.com
+97235094017

For additional investor/media inquires, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Allison & Partners

EcoWavePower@allisonpr.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses The Build Back Better Regional Challenge and its participation in Part II of the Build Back Better Regional Challenge, and its belief that it can significantly assist with LAEDC’s mission of leveraging the innate convergence of blue and green economies at the Port of Los Angeles and beyond to grow new jobs and enterprises for the region, while improving the environment and increasing the resilience of America’s leading trade gateway. These forward-looking statements and their implications are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth, Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

Appendix:

i. Regional Assets

This proposal builds upon a foundation of unparalleled regional assets critical to its success, including the largest port complex in the western hemisphere; more research universities and colleges for R&D, tech transfer and commercialization --as well as higher education and short term career training-- than any other county in the nation; national leaders in green and blue economy innovation; state and local governments firmly committed to equity and sustainability; and a diverse labor force exceeding 5 million in LA County alone. Port of Los Angeles and neighboring Port of Long Beach comprise the San Pedro Bay port complex, which handles more containers per ship call than any other port complex in the world. Together, they moved over 17 million twenty-foot equivalent units (TEU) of cargo containers in 2020 and control 74% of West Coast ports’ market share and 31% of the entire nation. Furthermore, Los Angeles World Airports operates one of the busiest airports in the world, LAX, and processes over $100 billion worth of goods every year. Combining the nation’s top 2 seaports with LAX, Los Angeles is home to the nation’s top Customs District with over $400 billion in two-way trade with the rest of the world. These two seaports have the most ambitious clean air action plans in the nation and are committed to equitable and sustainable growth of the LA GME. LA County is home to world class research institutions like Caltech, UCLA, USC and JPL which house some of the nation’s leading research centers/programs on Global Supply Chain and Logistics, Energy, Transportation, and Sustainability. In addition, more than 110 other colleges and universities, including five California State University (CSU) campuses and 21 California Community Colleges (CCC), provide degree programs and short term career training courses and certificate programs aligned with industry needs. Most of these CSU and CCC campuses are officially designated minority serving institutions and are committed to preparing pathways for women and BIPOC students into the LA GME and Blue and Green Economies. LA Cleantech Incubator (LACI) is the City of Los Angeles’s official cleantech business incubator established to accelerate commercialization of clean technology and job creation in the LA region. LACI’s staff of entrepreneurs, market specialists and researchers combined with its network of scores of mentors/advisors provide expert advice on a full range of issues facing early growth stage companies. In 2014 LACI was ranked by UBI Global as the number 6 university-affiliated business incubator in the world among more than 800 incubators in 67 countries. AltaSea is a non-profit, public benefit corporation that, in partnership with the Port of Los Angeles, is redeveloping a 35-acre site at City Dock 1 into a campus of scientific research, education and business incubation in ocean sustainability and the emerging Blue Economy. The renovation of AltaSea’s 180,000 square foot Center of Innovation, and its adjacency to 2,000 linear feet of deep water berth, will house and support blue tech, ocean energy, and aquaculture activities. AltaSea’s central location in the San Pedro Bay port complex makes it ideal for workforce development and a center for equity and inclusion, drawing from the underserved communities of Los Angeles, Long Beach and the surrounding region. To support the growth of new enterprises in the region, LA is home to a robust network of venture capital funds. PledgeLA is a network of more than 200 LA based tech companies and VC firms focused on increasing access to capital for diverse entrepreneurs in the region, helping connect a diverse pipeline of underrepresented Angelenos to career opportunities in emerging economies, and tracking the state of diversity, equity, and inclusion in the LA innovation ecosystem.

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth, Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

ii. Industry Leadership

Private Sector Engagement: LA Coalition members will rely heavily on their expertise engaging partners in both the private and public sectors to ensure success with the regional growth cluster strategy. LAEDC has been engaging private sector leaders in many clusters for planning and execution of regional cluster growth strategies for four decades. Through its Center for a Competitive Workforce, it also regularly engages major employers to help shape industry-driven courses at area colleges and develop work-based learning opportunities for students from underserved communities. The Port of Los Angeles (POLA) has established relationships with many significant GME industry partners, including Shell and Toyota, with the express goal of driving the development of a zero-emissions (ZE) port market. The Port will strengthen these relationships and others through BBB. As a non-profit partner to the Port and a convener of private and public entities, AltaSea presents the opportunities of its 35-acre site at events hosted by professional associations and educational institutions. Strong relationships with these entities allow AltaSea to influence discussion on ways of making the community and world safer and healthier. AltaSea hosts COVID safe events for industry segments, as well as virtual webinars and presentations. In addition, the greater LA Consular Corps connects AltaSea to industry partners in Asia, Israel, and opportunities in the Southern Hemisphere. All engagement is designed to capture investment, business and jobs in the harbor area. Braid Theory at AltaSea runs accelerator and pre-accelerator programs specifically focused on the Blue Economy. Close to 50% of existing participants are women and BIPOC startups and scale- ups in pitch competitions, panel discussions, and workshops. Urban Movement Labs (UML) is a first- of-its-kind organization; founded by LA Mayor Eric Garcetti’s Office of Economic Development in 2019, and shifting to an independent 501(c)(3) not-for-profit in 2020, the UML mission is to cultivate public-private partnerships and facilitate deployment of new transportation and mobility technologies in LA. UML partners with community groups/residents to ensure that benefits of new transportation technologies can be equitably distributed across diverse communities. UML is funded through partnerships with private technology firms, which allows it to quickly call on partners to support a variety of initiatives. UML is also connected to transportation technology firms across the US and globe. Expanded outreach to current partners and firms at the forefront of transportation technology, specifically in the area of freight, goods movement, and last -mile delivery, will be part of planning for the Phase 2 grant application. LACI collaborates with industry partners through the Transportation Electrification Partnership, a coalition of more than 30 private and public entities, including BBB proposal supporters IBEW 11-NECA Los Angeles, Proterra, and Electrify America, focused on advancing deployments of battery-electric vehicles in LA. LACI convenes regular meetings with partners to identify potential barriers to adoption and how different entities can cooperate to solve these challenges, whether it is faster permitting, technology education, or novel business models. Additionally, private partners such as Proterra and ChargerHelp! will grow their operations significantly over the coming years as light-, medium- and heavy-duty electric vehicles grow market share and manufacturers scale operations to meet demand. These companies will need a workforce that is adequately trained and certified, and LACI’s close relationship with the companies ensures appropriate workforce training and good job opportunities upon completion.

The following list represents anticipated partners in the six proposed GME cluster projects, and letters of support from each listed organization are provided within this appendix.

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth,
Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

Company	Role	Type

7th Generation Advisors	Engage with Investors (Pegasus Capital, UN Green Climate Fund, Angeleno Group, BNP Paribas, Bank of America and UC Regents) for impact investments in the blue/green economy.	Investor

Arrival	Develop microfactories representing $45 million of capital investment and 250 new green jobs for each microfactory.	Mobility

Braid Theory	Provide accelerator service to women, BIPOC and underrepresented startups in Blue economy.	Incubator

ChargerHelp!	Support new labor force tasked with operations and maintenance of EV charging stations, committed to equitable paying and sustainable jobs to un/underemployed in disadvantaged communities.	Sustainability

EcoWave	Implement a kinetic wave energy pilot system at AltaSea in the Port of LA.	Blue Economy

Entrepreneur Education Center	Promote entrepreneurship and small business creation/expansion in underserved communities along GME corridors.	Incubator

Holdfast	Support Blue Economy progress in the areas of aquaculture and carbon capture; AltaSea tenant and partner.	Blue Economy Commercial & Research

IBEW/NECA LMCC	Leverage 13,000 members and 500 signatory contractors to support the creation of green jobs.	Labor

JPL	Support and develop innovative technology solutions in supply chain efficiency and renewable energy projects in the current proposal.	Research

Kiwibot	Advance last mile delivery infrastructure to increase efficiency, and leverage other employers in network including Shopify, Domino’s and Ford.	Mobility

LA Business Council	Diversify the clean energy technology supply chain by reinforcing the City of Los Angeles’ efforts to build a modern, regional contracting portal through a dedicated field team for business engagement, marketing, and targeted outreach emphasizing green technology companies	Business Organization

LA Coalition	Leverage leaders from business, labor, academia, and nonprofits to advance economic growth, create quality jobs and a skilled workforce	Business Organization

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth, Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

LA Department of Water and Power	Leverage the department’s sustainability programs and work with the National Renewable Energy Laboratory to support coalition’s goals.	Sustainability

LA/Orange Counties Building and Construction Trades Council	Connect underserved populations to good paying jobs and partner with coalition leaders, industry, labor and education institutions to support blue/green economy growth.	Labor

Long Beach Accelerator	Provide accelerator service to women, BIPOC and underrepresented startups in the region’s Blue economy.	Accelerator

Los Angeles Venture Association	Engage private equity, venture capital, family office, angel, seed, pre-seed, and real estate funding sources to facilitate investments in the blue/green economy.	Investor

Los Angeles World Airports	Leverage LAWA’s small business and workforce development programs targeting LMI and BIPOC businesses and communities to provide career opportunities in the GME.	Transportation

MoceanLab	Leverage partnership with Hyundai Motor Group to launch mobility advances to improve safety, increase equity and protect the environment.	Mobility

Pacific 6	Leverage North America’s first and only offshore permit for aquaculture for Blue Economy goods movement and food security; AltaSea tenant and partner.	Blue Economy

Pledge LA	Provide capital and technical assistance to emerging entrepreneurs and provide opportunities for underrepresented communities.	Investor

Port of LA	Leverage Clean Air Action Plan to implement clean energy infrastructure and increase efficiency in Port operations; leverage $40 million investment in new infrastructure and over $100 million in rent concessions to ensure AltaSea becomes the center of the Blue Economy.	Transportation

Proterra	Employ nearly 200 people in LA including many represented by United Steelworkers in battery production, and leverage industry relations to expand the green economy to increase hiring.	Mobility

Reef Technology	Support the development of GME infrastructure by increasing distribution hubs in the region.	GME

San Pedro Chamber of Commerce	Leverage 420 businesses and nonprofits throughout the Harbor Area to support the development of the blue/green economy.	Chamber

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth, Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

Shell	Establish new Hydrogen Fueling Stations and triple regional distribution capacity; create high quality local employment through use of local renewable resources in a distributed network of hydrogen production facilities supporting the growth of the blue/green economy.	Sustainability

Southern California Marine Institute	Leverage strategic alliance of 24 major universities, colleges, and foundations in Southern California including California State University, USC, UCLA, and Occidental College to create a collaborative hub with AltaSea for water-dependent researchers, businesses, and entrepreneurs.	Blue Economy Education and Research

Southwest Carpenters	Leverage industry, labor, education, and coalition partners to support job creation in the blue/green economy.	Labor

Swiftmile	Support infrastructure development for emission-free light electric vehicles to reduce environmental impact and increase green jobs.	Sustainability

Toofon	Leverage partnership with CalTech’s Center for Autonomous Systems and Technology to enhance equitable economic growth through development of mobility solutions.	Mobility

Toyota Motor North America	Expand environmental and economic contributions to engage with other employers including Shell, Kenworth, NREL, UCI to advance the blue/green economy.	Mobility

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth,
Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

iii. Sustainability Plan.

The LA GME can expect significant improvement and growth of this regional cluster through actions taken under the Build Back Better initiative. The convening of a comprehensive coalition of established industry partners will facilitate critical discussions, analysis, and planning that are necessary in order to transform the GME. If the project is granted Phase 2 funding, the build out of essential infrastructure and creation of equitable new businesses and jobs will lay an important foundation that will be leveraged beyond the ARP- funded project for decades to come. The proposal also closely aligns with the LA County Comprehensive Economic Development Strategy (CEDS) and advances each of the eight long-term goals of the City of Los Angeles CEDS. Though the benefits of the investments will be felt countywide, there is strong alignment with the city’s identified priority geographies in the Harbor Area and South LA in particular.

The regional transition to clean energy will continue beyond ARP- funding and will largely be supported by investments from private companies. The Port of Los Angeles (POLA) has established relationships with several significant GME industry partners, including Shell and Toyota, with the express goal of driving the development of a zero-emissions (ZE) port market. POLA’s Clean Air Action Plan (as updated in 2017) includes the goal of operating with a fully ZE drayage fleet by 2035. In support of this ambitious goal, POLA leads a project team including Toyota and Shell in developing and implementing the “Shore to Store” Project. With funding support from the California Air Resources Board, this project is working to deploy 10 hydrogen fuel cell (HFC) electric drayage trucks manufactured by Toyota in partnership with Kenworth Motors. Progress beyond this project will heavily depend upon the expansion of this infrastructure network, as proposed to BBB. Thus, a key element of this project is beginning to develop a small network of three heavy-duty hydrogen fueling stations in the greater Port region. These stations, built and managed by Shell, are capable of dispensing over 1,000kg of hydrogen per day each, enough for roughly 15 trucks to fill once each. Following the demonstration, Shell and POLA will look to develop higher-capacity dispensers, increase renewable production of hydrogen in the region, and expand station infrastructure along major US trade arteries. Every piece of this puzzle represents major economic engines within the US; without initial investment in fueling stations, the network might not be built given local budget constraints. Each new fueling station produces dozens of permanent jobs on-site and in supply lines, as well as temporary construction jobs. Hydrogen production facilities similarly require both construction and operation, and supply lines will require maintenance and operation. Finally, the long-haul trucking industry depends on infrastructure to keep trucks running. Investment in development of an expanded hydrogen network is crucial to reducing environmental burdens of the supply chain and maintaining uninterrupted GME services as the US transitions towards a cleaner future.

The transition to clean energy is one of many project activities that will be supported both during and beyond the scope of BBB by private investments, which are increasing in sectors aimed at addressing climate change. Our coalition benefits from strong connections to investors seeking opportunities aligned with addressing climate change, recognizing that collaborative investment from public and private sectors will be essential for the development and deployment of new climate-friendly technologies and the training of a new workforce skilled in these opportunities. The Coalition’s network of investors includes the University of California Regents, Pegasus Capital Advisors, the United Nations’ Green Climate Fund, Angeleno Group, BNP Paribas Bank, Bank of America, and several large foundations. These investors and philanthropists are focused on “impact” and increasingly recognize that the “blue/green economy” is where the most jobs and innovation will be created in the next decade.

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth, Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

Public -private partnerships and investments are a key component of the long-term sustainability of the AltaSea project. Once the Center of Innovation is constructed, the AltaSea campus will include education spaces in warehouses and on the wharf; fully retrofitted docks for exploration vessels; and over 180,000 sq. ft. of research and development space for blue economy businesses. AltaSea has identified half a dozen significant businesses expected to be tenants in the Phase 1 Business Hub facility. Following the expected opening of Phase 2 in year 5 of BBB, there will be continued growth in employment from Phase 1 tenants and expanded marketing efforts for new tenants. With annual growth of 10% to 15% expected, 200-220 jobs are estimated onsite by year 6, increasing to 230-250 jobs by Year 7 and 260-280 jobs by year 8. Internal growth within existing businesses should see stabilized occupancy for the entire Center by Year 9, with 25-30 companies and a total of 300-320 jobs.

Analysis of the skill classifications for total job openings in LA over the next five years reveals that well over half (59%) of projected openings will be for middle-skill occupations.1 Therefore, CCW will leverage LAEDC as the largest regional economic development and business membership organization to support two goals: to spur more and better targeted career technical education to advance workforce opportunity and to lift low-wage workers into living-wage jobs; and to strengthen regional collaboration amongst colleges to better prepare more students for the high-demand jobs that will sustain economic growth in the LA region. CCW will connect faculty and students to key employers in targeted industries to improve access to jobs and work-based learning opportunities for career education students; to ensure faculty have their finger on the pulse of employer priorities and our regional economy; to ensure career education curricula is aligned with regional economic demand; and to identify the skills, knowledge and abilities that employers expect of students to be competitive for living wage jobs and sustaining careers. CCW will also help connect students to the new ARP-funded Career and Technical Education (CTE) opportunities for regenerative economy workforces. Once a new CTE certificate program is established at a community college it’s expected to stand on its own feet. However, the significantly reduced fees of community colleges will ensure the certification programs will continue to offer a quick pathway to gainful careers without crippling student debt. In addition, each colleges’ student population and outreach campaigns will continue to draw interest from potential workforce members for years to come. This coalition also will benefit from LACI’s strong partnerships with community colleges in our region along with many WorkSource Centers in disadvantaged communities; these partners collaborate with LACI to reach out to prospective un/underemployed participants in our local communities who may benefit from training and certification in high-potential green jobs skills. Continued support is anticipated for the expanded workforce development programs outlined in the proposal. Other proposed programming to advance entrepreneurship, education, and workforce training in regenerative economies will transition from ARP funding to become self-sustaining. More than 1.6 million jobs are supported by Port trade and related activities across Southern California. Transportation and warehousing activities provide 311,000 jobs in the region and account for $22 billion of total GRP, and anticipated growth in e -commerce especially in light of COVID-19 will only serve to increase those jobs.2 The creation of micro-distribution hubs will facilitate the creation of new jobs to operate and maintain fleets of new electric delivery vehicles. Once these systems are created, the anticipated job growth will be self-sustaining.

[1]	https://competitiveworkforce.la/ports/
[2]	https://scag.ca.gov/sites/main/files/file-attachments/crgmpis_-_final__-_ chapter_2.pdf?1605991643

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth, Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

iv. Equity Plan

There are significant barriers for economic progression in communities along the LA GME corridors, particularly those near the Ports and in South Los Angeles and Gateway Cities Regions. Historic location of industrial and logistics activities along these corridors has long been a challenge (along with oil drilling, refining and storage), but the regional housing crisis has compounded these impacts, and the most vulnerable populations in these communities have limited affordable options to move elsewhere. This has led to incompatible land uses, mobility mode conflicts, competing demands on local infrastructure, and inadequate resources to address many of the economic and environmental externalities. To address these inequities, our coalition is committed to building a representative workforce pipeline, increasing entrepreneurship opportunities to expand representation, embedding equity in policy goals and pursuing environmental justice in the LA GME. We include members focused solely on economic growth and opportunity for underserved communities, primarily BIPOC and women in GME corridors.

The Entrepreneur Educational Center, Inc. (EECI) located in Watts will be a primary consultant and leader in the equitable development of all projects and opportunities for economic and job growth under this opportunity, with an emphasis on BIPOC and women entrepreneurship and business incubation. Through EECI seminars and sponsored educational programs, thousands of BIPOC entrepreneurs from disadvantaged communities across LA learn how to develop their business plans, where to look for and secure funding, and the value of developing small businesses that generate jobs for residents of their communities. Coalition partner,California International Trade Center and the Advanced Transportation, Logistics and Renewables Center have assisted in the development of over 1,223 diverse businesses in LA county (including 39% women-owned, 41% minority owned), while woman-owned Braid Theory’s existing programs and activities are achieving close to 50% participation from women and BIPOC-led startups and scale-ups in pitch competitions, panel discussions, and workshops. In addition, PledgeLA’s Founders Fund provides early-stage entrepreneurs of color (with a focus on the Black and Latinx communities) with non-equity capital, 12 weeks of technical assistance, and business development support. In the program’s pilot year, the Fund for South LA Founders, PledgeLA provided $500,000 to 20 high-potential Black and Latinx-led businesses. After completing the program, this pilot cohort has collectively raised more than $2.6 million in follow-on capital, hired 29 employees, and 89% saw sustained increases in recurring revenue. As part of this cluster, PledgeLA will support at least 60 businesses over three years led by entrepreneurs of color in the Southeast LA, Long Beach, and San Pedro communities. All of these partners, with an emphasis on the EECI and PledgeLA, and more to be engaged during Phase I, will assume prominent roles in the planning and implementation of cluster activities with a focus on BIPOC and women business incubation and workforce development.

According to a recent report released by PledgeLA tracking local venture capital investments from 2016-2020, only 8% of all investments went to Latinx entrepreneurs, and only 12% went to Black entrepreneurs3. Women-led businesses received only 19% of all investment capital. While LA- based investors fund these communities at more than double the national average, significant gaps remain. Expanding on the community-based impact framework used to measure the success of PledgeLA’s pilot Fund for South LA Founders4, the collective will use similar metrics to measure the impact of economic development and technical assistance efforts focused on GME adjacent communities, as discussed in the concept proposal.

[3]	https://pledgela.org/wp-content/uploads/2021/07/2021-Pledge-LA-Survey-Report.pdf
[4]	https://pledgela.org/wp-content/uploads/2021/07/Impact-Report-PledgeLA-Fund-For-SLA-Founders.pdf

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth, Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

Workforce development efforts within the GME --including those related to construction of the proposed infrastructure-- will be directed to the same communities through existing and new networks. The demographics of Port-area residents served by Coalition workforce development are 73% Hispanic / Latinx, 10% African American / Black, 5% Caucasian, 3% Asian / Pacific Islander, and 9% who identify as other. The demographics of the GME corridor communities served by the EECI are 69.85% Hispanic/Latinx, 28.61% African American, 0.87% European American, 0.31% Asian American, and 41.47% other races. The median household income stood at $24,728, one of the lowest in the city of LA. In addition to leveraging the outreach channels and resources of EECI and PledgeLA, as well as other participating business incubation and workforce programs, the Coalition will work with existing and other partners to address the challenges of increasing the current limited participation of BIPOC and women residents in the emerging regenerative economies, including the need for more wraparound services. To this end, LAEDC will leverage its Center for a Competitive Workforce program to connect employers and jobseekers with the regions’ 19 community colleges to strengthen economic opportunity and mobility and align talent development with the evolving needs of LA’s employers. Most of these regional community colleges are focused on providing upskilling and reskilling opportunities for LMI students in BIPOC communities and displaced workers impacted by the pandemic. Furthermore, the AltaSea Ocean Pathways program currently leverages its extensive network to provide education and workforce opportunities in the regional blue economy for BIPOC and women in the Port adjacent communities. Early experiential learning and career track introduction is critical to increase BIPOC and women participation in ocean STEM-related fields --and in regenerative economies in general-- and together with the regional Boys & Girls Clubs, AltaSea and its tenants provide career readiness training, internships and mentorships. The BBB opportunity will allow for the expansion of those efforts through existing and new channels. In addition, the development of new career technical education (CTE) programs in conjunction with regional community colleges will present realistic economic opportunities to BIPOC and women who do not have a 4-year degree. As the nation’s largest community college network, the California Community College (CCC) system has a tremendous opportunity to improve the lives of its students by breaking down existing barriers and putting diversity, equity and inclusion at the heart of its work. A majority of the CCC student population --89% -- is from disadvantaged communities. Within this ecosystem, career technical education (CTE) programs saw over 141,000 completers in 2019, including 17,000 CTE apprenticeships that included degree or certificate attainment and 71% of all CTE participants achieving employment within a designated industry sector.

Transforming the LA GME presents America with one of the most significant opportunities for equitable economic development in one of its most diverse counties. Every aspect of the cluster projects will incorporate equitable planning from the start, leading to quantifiable solutions that will help address systemic inequalities in the Los Angeles economy. This includes health and environmental justice. Public health studies have found relationships between various adverse health outcomes and exposure to PM10, SO2, NOx, and other truck-related emissions, especially in areas with high densities of truck routes. The reduction of emissions and eventual shift to zero emissions will bring up to $2.7 billion in health benefits to these communities, saving up to 300 lives and preventing 5,800 asthma attacks. It is also estimated that 20,000 fewer sick days will be taken. Furthermore, emissions reduction –and the other proposed regenerative actions-- will result in meaningful and essential environmental benefits that will extend beyond our region.

Los Angeles Region Build Back Better Concept Proposal: Accelerating Equitable Growth, Sustainability and Resilience at America’s Leading Gateway to the Pacific Rim

Lead Institution & Regional Economic Competitiveness Officer (RECO) of Lead Institution - LAEDC

The Lead Institution of the LA Region’s Build Back Better Coalition for the LA GME cluster is the Los Angeles County Economic Development Corporation (LAEDC) whose mission is “Reinventing the LA regional economy to collaboratively advance growth and prosperity for all.” The LAEDC was created as a 501(c)(3) non-profit, public benefit corporation in 1981 by the County of Los Angeles to convene public, private, academic and civic leaders to create a more competitive and inclusive regional economy. LAEDC has played this role successfully for a variety of industries and has developed the only two consensus-built countywide strategic plans for economic development in the history of Los Angeles County. These plans have each been drafted and embraced in a consensus-based approach by more than 500 business, labor, government, education, environmental, philanthropic and community-based organizations acting through dozens of public meetings and workshops.

LAEDC membership includes the County and City of Los Angeles as well as the ports of Los Angeles and Long Beach, dozens of other local cities, the community colleges in LA County, the five CSU campuses located in the county, UCLA, USC and many other leading institutions of higher education as well as many of the largest private sector employers in the region. It has been the trusted convener of public and private partners interested in advancing more inclusive and sustainable development for the LA region for four decades and has been agreed by all partners in this project as the ideal lead institution for this proposed regional growth strategy.

LAEDC COO Stephen Cheung will serve as the Regional Economic Competitiveness Officer. Mr. Cheung has been with the LAEDC since 2015 and oversees all economic and workforce development programs of the LAEDC as well as its Institute for Applied Economics, which regularly publishes research on the LA region’s leading traded industry clusters, labor markets and sources of foreign direct investment (FDI). Mr. Cheung also holds the title of President of the World Trade Center Los Angeles, which is responsible for supporting export activity from the region and attracting inbound FDI. Prior to joining the LAEDC, Mr. Cheung was with the City of Los Angeles (serving under both Mayor Eric Garcetti and his predecessor Mayor Antonio Villaraigosa), where he had oversight for both the Port of Los Angeles and LAX, providing him unique insight and many important relationships in the LA GME.

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